Exhibit 99.1

Theravance Biopharma (IR Call) July 13, 2022

Corporate Speakers:

•	Gail Cohen; Theravance Biopharma; Corporate Communications & IR
•	Rick Winningham; Theravance Biopharma; CEO
•	Andrew Hindman; Theravance Biopharma; CFO

Participants:

•	David Risinger; SVB Securities; Analyst
•	Liisa Bayko; Evercore ISI; Analyst
•	Douglas Taso; HC Wainwright; Analyst
•	Joseph Stringer; Needham & Company; Analyst
•	Tazeen Ahmad; Bank of America; Analyst

PRESENTATION

Operator^ Ladies and gentlemen, good afternoon, and welcome to the Theravance Biopharma Conference Call. At this time, I would like to inform you that this call is being recorded. During the presentation, all participants will be in a listen-only mode. A question-and-answer session will follow the Company’s formal remarks. (Operator Instructions). And now I would like to turn the call over to Gail Cohen, Corporate Communications. Please go ahead.

Gail Cohen^ Good afternoon, everyone, and thank you for joining us on the call today. As always, I remind you that portions of the following discussion, including responses to questions, contain statements that relate to future events and performance rather than historical facts and constitute forward looking statements. Our actual results might differ materially from those projected in these forward looking statements.

Additional information concerning factors that could cause results to differ materially form our forward-looking statements is described further in this afternoon’s press release, slide two, and in our SEC filings.

As noted on slide three, the tender offer for the convertible notes of Theravance Biopharma referenced in this document has not yet commenced. At the time the tender offer is commenced, the Company will file with the SEC a tender offer statement and schedule TO.

Joining me today are Rick Winningham, Chief Executive Officer; and Andrew Hindman, Chief Financial Officer. Now I will hand the call over to Rick.

Rick Winningham^ Thanks, Gail. On slide four, today we announced that we’ve entered into a definitive agreement with Royalty Pharma to sell Theravance Biopharma’s 85% economic interest in the sales-based royalty rights on worldwide net sales of GSK’s TRELEGY ELLIPTA for over $1.5 billion in potential total value.

We firmly believe this transaction will unlock the strategic value for our interests in TRELEGY upfront, near to medium-term, as well as the long-term. It will enable us to deliver a debt-free balance sheet and return capital to shareholders and position Theravance Biopharma for continued value creation with a focus on YUPELRI and Ampreloxetine.

Immediately after announcing this TRELEGY-Royalty transaction, we intend to initiate a multi-step process to eliminate all outstanding debt and return capital to shareholders. At the completion of the de-levering process, we expect to be well-capitalized with a streamlined and debt-free balance sheet. And together with the restructuring announced last year a close focus on spending, we will have reset the financial profile of Theravance Biopharma.

Today's announcement is another step in the successful execution of a plan that we began to implement last September. Beyond delivering strategic value for our economic interest in TRELEGY [royalties] in the near, mid, and long-term, Royalty Pharma will provide up to $40 million in additional capital to accelerate the development of Ampreloxetine in a capital-efficient manner.

The new capital supports the Company in creating value for this potential first-in-class treatment for symptomatic neurogenic orthostatic hypotension referred to as NOH in patients with multiple systems atrophy, abbreviated sometimes as MSA, a rare neurological condition.

At present, MSA patients suffering from symptomatic NOH have no durably effective and safe therapies available to them. We plan to finalize the Ampreloxetine clinical study protocol with the FDA and the MSA patient population so a trial can being in early 2023.

The Theravance team with our partner, Viatris, will continue to drive YUPELRI commercial performance, and we will be operating from a position of financial strength. In total, this transaction with Royalty Pharma will significantly support Theravance’s overarching purpose and goals as a biopharmaceutical company focused on delivering medicines that make a difference and creating shareholder value. Now I’ll hand it over to Andrew to elaborate on the financial details.

Andrew Hindman^ Thank you, Rick, and turning to slide five, as Rick mentioned, we have worked hard to unlock the strategic value of our interest in TRELEGY ELLIPTA for over $1.5 billion in potential total value in three separate deal components with Royalty Pharma.

First, the upfront value of a cash payment of approximately $1.1 billion in exchange for all of our units in Theravance Respiratory Company, LLC representing 85% of our economic interests in the sales-based royalty rights on worldwide net sales of GSK’s TRELEGY ELLIPTA.

Second, midterm value in the form of potential milestone payments up to an aggregate of $250 million, which will be paid upon the achievement of various TRELEGY revenue thresholds throughout calendar years 2023 through 2026.

And thirdly, a retrained long-term value in the form of the return to Theravance Biopharma of our 85% interest in the TRELEGY royalties in what we are calling the outer year royalties or OYR in some of our documentation. The outer year royalties being in 2029 and will remain until our contractually-defined royalty term expires on a country-by-country basis thereafter.

We calculate the net present value of these outer year royalties as approximately $200 million derived from GSK Bloomberg Analyst Consensus for TRELEGY through 2032 for US sales and through 2034 for ex-US sales.

This creative transaction structure monetizes our economic interest in TRELEGY royalties and allows Theravance Biopharma to benefit from significant near-term cash value as well as retaining medium and long-term value of TRELEGY royalties, which we expect will continue to benefit from GSK’s superb global commercial execution and lead to the continued strong performance of TRELEGY over time.

This monetization also removes the uncertainty with the receipt of TRELEGY royalties as the (inaudible) royalties will be paid directly from Royalty Pharma to Theravance Biopharma, removing the role of Innoviva as manager of TRC LLC.

But turning to slide six, in addition to the TRELEGY component of the transaction being one of the largest royalty monetizations in biopharmaceutical industry history, as Rick mentioned, Royalty Pharma is investing further in Theravance Biopharma with up to $40 million in exchange for an unsecured royalty interest in Ampreloxetine.

This consists of a $25 million up front payment and an additional $15 million payment upon the first regulatory approval of Ampreloxetine by either the FDA, or the first of the EMA, or all four of Italy, Germany, Spain and France regulatory authorities.

In return, Royalty Pharma will receive future royalties of 2.5% on annual global net sales of Ampreloxetine up to $500 million, and 4.5% on annual global net sales of Ampreloxetine over $500 million.

We believe that this investment validates the potential that Ampreloxetine can deliver to the MSA patient community for the management of symptomatic nOH.

Moving to slide seven, Theravance Biopharma remains laser focused on the continued execution of our business transformation. And with the TRELEGY royalty transaction we believe we will be able to deliver value to shareholders immediately through deleveraging our balance sheet, then returning access capital to shareholders, and finally focusing on attaining sustainably cash flow positive business operations on the performance of YUPELRI.

This transaction is subject to the following limited closing conditions; legality, compliance by the parties with the covenants set forth in the equity purchase and funding agreement, and the redemption of the company’s [non-recourse] TRELEGY note issued by [TripleTwo], a financing subsidiary of Theravance Biopharma.

The transaction is expected to close upon 10 business days after this press release date of today, concurrent with the repayment of the non-recourse TRELEGY notes, approximately of $420 million which includes the 5% redemption premium. We will then initiate a tender offer to retire the approximate $230 million in principle of our 2023 convertible senior notes.

With this plan to retire all outstanding debt we will streamline our balance sheet and then return access capital to shareholders. We are working with our external financial and legal advisors to finalize details of our capital return program, and we will provide further details in the near future.

After all this we believe Theravance Biopharma will have an attractive financial profile with an estimated cash balance of approximately $430 million before the capital return program.

We now anticipate we will approach break-even cash flows in the second half of 2022 without the cash flow from our interest in TRELEGY royalties driven by discipline spending within R&D and the growth of YUPELRI, with the potential for significant cash flow generation beyond 2022.

Theravance Biopharma remains focused on the key value drivers of our business, at the core it’s YUPELRI. The first and only once-daily nebulized bronchodilator approved in the US for the maintenance treatment of patients with COPD, which continues to increase its share of the long acting nebulized COPD market.

Outside analysts covering Theravance Biopharma estimate YUPELRI has the potential to generate US peak sales of approximately $400 million annually. We announced at the start of this year the enrollment of the first patient in the YUPELRI Phase IV PIFR-2 Study. The impact of this study is not included in Wall Street Sell-Side Analyst peak sales estimates for YUPELRI.

And finally, with respect to Ampreloxetine the Phase III data in the pre specified MSA population showed a clear benefit across multiple clinically meaningful endpoints for the treatment of MSA patients with symptomatic neurogenic orthostatic hypertension.

We reported the results in April 2022 and have recently held a Type C meeting with the FDA. Coming out of this meeting we have a line on a path to an NDA filing with one additional Phase III clinical study in MSA patients with symptomatic nOH.

We expect this additional Phase III study to begin enrolling as early as the first quarter of 2023, and to see efficiencies in both time to enrollment and overall R&D expenses with the $25 million investment by Royalty Pharma funding the majority of these Phase III costs.

In parallel to conducting the final Phase III studies, we will continue discussions with strategic partners to maximize the global opportunity for Ampreloxetine. And with that I’d like to thank you for all your attention, and now hand the call back to the Operator for questions.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions). Our first question will come from David Risinger with SVB Securities, your line is now open.

David Risinger^ Thanks very much. And I wanted to say congratulations on a phenomenal transaction and set of announcements today. I have three questions. First, with respect to Ampreloxetine, you had mentioned that $25 million covers most of the Phase III trial cost.

But if you could talk about total Ampreloxetine spending that you forecast over the next three plus years, how much do you plan to invest in aggregate so we understand how much Royalty Pharma is funding out of that total figure?

Second, with respect to returning capital to shareholders, I know that you mentioned that you’re going to be providing more detail soon. Obviously you’ve indicated you’re going to have $430 million in cash net.

Could you provide some framework for how much of that you are likely to return to shareholders. And then the next question is with respect to the operating expense outlook, are there any changes to your spending plans for the company? Thank you very much.

Rick Winningham^ Yes, thanks, David. This is -- this is Rick and I’ll take a couple of these and then ask Andrew to chime in. Well, the results from the Type C meeting from FDA are relatively recent. We were quite encouraged coming out of that meeting with the overall -- what we believe is the overall sample size that we would expect.

Obviously we’re still working through that. But I do think it’s quite significant when you look out over the next couple -- look out over the next couple of years that $25 million is likely to cover a majority of these Phase 3 costs that we anticipate in the one Phase 3 study that’s required on top of the database that we already have in MSA.

And that’s about all the guidance on it I can provide today. Obviously we’ll be providing perhaps a little bit more guidance as we get into our second quarter call in a month or so and then -- and quarters beyond that.

Operating at expense [outlet coming], we’re continuing to take a look at our operating expenses with a focus -- really two fold focus. One of them is driving in [powering] sales. We’ll obviously talk about the second quarter in our -- in our upcoming call. But if you follow the new prescriptions, which only really indicate directionally how YUPELRI is going.

We’ve -- the business has continued to grow and beginning to come out of what we think is the COVID endemic I would say. And operating expenses were pretty stable in terms of what we projected for this year in ’23 will be what -- we’ll certainly address that at the appropriate time. Andrew, you want to talk for a bit about returning capital?

Andrew Hindman^ Sure. And the only thing I would add on the OpEx outlook is I get to reiterate what Rick said, is we’re not changing R&D or SG&A expense guidance, which we’ve obviously put that out there on our last call. The only incremental change is with respect to -- with this monetization we will no longer be receiving the 25% of our 85% of their TRELEGY royalties.

So -- and that’s why we’ve talked about reaching cash flow positive by the end of this year and then sustainably cash flow positive on the -- on the back of YUPELRI in 2023 and beyond.

But with respect for the return of capital program, yes, 430 million is what we estimate to be on the balance sheet after the full deleveraging process. And we’re actually having a lively debate internally honestly about how much capital -- or how much cash we should keep on the balance sheet in the macro environment that we’re operating in given the needs of Ampreloxetine in particular, which we think is a very highly positive MPV program in MSA.

And so we’re not able to go into further detail or in a position to go into further granular detail at this point in time. But as Rick alluded to, we’ll be -- we’ll be coming -- dialoguing with shareholders and also coming back with a more concrete program once the delivering processes is completed.

Rick Winningham^ And an important -- obviously an important part of that is -- is the fact that the tender offer for the convertible debt, which will begin after the repayment of the -- of the TRELEGY related no recourse notes.

And the guidance that we’re giving today on remaining cash really takes into an estimate of taxes associated with the transaction as well. But we’ll be -- we’ll be filling the market in with more information post the conclusion of the tender offer.

David Risinger^ Great. Congrats again.

Operator^ Thank you. Our next question will come from Liisa Bayko with Evercore ISI. Your line is now open.

Liisa Bayko^ Hi there. I just wanted to turn to kind of like what you’re going to be -- what your strategy will be. You’ll have YUPELRI, you mentioned Ampreloxetine, obviously investing in that and MSA. You have Nezulcitinib. Is there anything else that you’re kind of going to be developing or how should we think about kind of your R&D efforts going forward? Thank you.

Rick Winningham^ Yes, thanks, Liisa. Yes, that’s really the focus. I’d say Nezulcitinib with the sort of the platform of inhaled jack inhibitors but certainly coming out of the Type C meeting with the FDA on Ampreloxetine that’s -- was quite encouraging to us in being able to walk out with what we believe is quite a modest Phase 3 program for specialty neuro asset like Ampreloxetine.

And as Andrew highlighted in his comments, we do think YUPELRI’s got a significant growth potential ahead of it. And we’re again seeing growth in the second quarter. That’s encouraging and we should consider -- continue to see that over the second half of the year, as well as into 2023. So those are really the -- really the key assets for the company and our focus going forward.

Andrew Hindman^ The only thing I would add is with -- the only thing, Liisa, that I would add is after we do reset the balance sheet and determine the degree of the capital return program, we are looking for -- especially in this environment for opportunities to in license or acquire products that are complimentary to YUPELRI and/or Ampreloxetine as we own 100% of the rights to Ampreloxetine globally and it has a very focused commercial footprint.

So we’ll be looking for ways to add alpha to our business model and business plan to very carefully refine business or corporate development strategy as well.

Liisa Bayko^ Okay.

Rick Winningham^ I would take, Andrew’s comment, as something to occur overtime for us and so thanks for the question, Liisa.

Liisa Bayko^ Can I -- can I ask one more?

Rick Winningham^ Yes.

Liisa Bayko^ Okay. On YUPELRI, if I recall correctly and I’m trying to flip through my notes here to see but you had -- you did do some restructuring and I think you adjusted kind of your sales footprint there for you YUPELRI contribution to the hospital side.

Are you going to be sort of reinvesting in that now that YUPELRI is maybe taking more of a front seat, or how should we think about your investment in YUPELRI? Thanks.

Rick Winningham^ Yes, no, I think where we've -- where we've landed here with the -- with the sales footprint -- the sales force footprint that we have is really excellent and in the short term at least quite complimentary to the work that [Beatrice] is doing in the field.

The -- we have in this year added a number of -- a number of formularies that -- to the YUPELRI portfolio across the United States, and [we're field force], although small, is really doing an excellent job in getting YUPELRI on formulary, getting it implemented into the institution, many times in networks of institutions, and then getting working with [Beatrice] to ensure discharge of COPD patients on YUPELRI when they leave the hospital. So I'd say the outlook for the commercial footprint in the sales organization is pretty stable.

Liisa Bayko^ Thank you so much.

Operator^ Thank you. Our next question will come from Douglas Tsao with H.C. Wainwright. Your line is now open.

Douglas Tsao^ Hey, good afternoon, thanks for taking the questions. Maybe just as a follow-up, to Andrew, your question -- your comment around business development for some assets complimentary to YUPELRI and Ampreloxetine, presumably would YUPELRI be the priority, just given the fact that it is already on the market and you would obviously have some amount of time for Ampreloxetine?

And then just as a follow-up, just in terms of the Phase III for Ampreloxetine, obviously it's going to be a smaller study, it is going to be sort of a subset of those NOH patients in terms of the MSA population, how long do you think it would be to recruit those? And you obviously have sites and some experience too.

Rick Winningham^ Yes, Doug, on the -- on the Ampreloxetine, I think we're still fleshing out the study in terms of sample size with comments coming out of the Type C meeting with FDA, but I think we'll -- when we get the study started we'll be able to provide a much better definition of when we expect the study to fully accrue.

I think the -- there are several factors that are -- that are going to positively affect the study. Number one (inaudible) number one is the data actually from [170] with the MSA composites for showing such a significant benefit for patients with MSA.

The other obviously, the significance of that improvement in MSA -- in the NOH composite score will yield to that smaller sample size and we should be able to focus on a relatively limited number of centers in order to achieve our accrual objectives, but I think it's quite encouraging that we're making the statement here that the 25 million that we're getting from [Royalty Pharma] should cover a majority of the -- majority of the Phase III costs for Ampreloxetine and we should be able to accrue to that study relatively rapidly. Andrew?

Andrew Hindman^ Yes, and to your question about business development or corporate development, I'm not going to go into any greater detail than just highlighting that it could be a third component to our strategy beyond focusing on maximizing the value of YUPELRI and then Ampreloxetine has tremendous value and we are really excited that [Royalty Pharma] sees what we see in that.

So clearly the focus will be on generating value from those two programs that are -- obviously YUPELRI has -- we have a great collaboration with [Beatrice] in the US, we received [Royalty's XUS], China is the next major market that we'll be receiving cashflow from, and Ampreloxetine is really -- I believe that that has a tremendous amount of potential upside for the company's business model, so whether or not we would do transactions -- strategic transactions in the future that would complement YUPELRI or Ampreloxetine, you will -- you'll see it in a press release in the future, but we're not going to go into greater detail now, and to Rick's point earlier, the [BD Corp Dub piece] will be over time. I don't want us to get out over our [skis] on that -- in the short term.

Douglas Tsao^ Okay, great, and thanks and congratulations on the deal.

Operator^ Thank you.

Rick Winningham^ Thank you.

Operator^ Our next question will come from Joseph Stringer with Needham & Co. Your line is now open.

Rick Winningham^ Joey, are you on?

Operator^ Joseph Stringer, you may be muted.

Joseph Stringer^ Hi, hello, can you hear me?

Andrew Hindman^ Yes.

Rick Winningham^ We can hear you.

Joseph Stringer^ Hello? Oh...

Rick Winningham^ Yes, we can hear you.

Joseph Stringer^ Sorry about that. Thanks for taking our question, and congratulations on the deal. We had a clarifying question on Ampreloxetine. Andrew, you mentioned, and correct me if I'm wrong, the -- that you seem to be open to potentially partnering or potentially outlicensing Ampreloxetine.

I'm just curious as to -- if I heard that correctly, and if so, what factors would determine whether or not you sort of kept that program in-house and had some BD activity around that, or whether you would partner the program?

Rick Winningham^ Yes, I mean obviously the investment here by [Royalty Pharma], which again is an unsecured -- unsecured commitment of capital exchange for future royalties, that really addresses the capital needs by and large for Ampreloxetine [in] the clinic, and getting it to -- largely getting it to the [MBA].

They -- obviously the MSA patients do not only exist in the United States. There's a significant population of MSA patients that exist in Europe, and so -- and Andrew's comments he highlighted maximizing the global opportunity for Ampreloxetine, I think that that's certainly a second place we look to maximize opportunity.

Is there opportunity for us in some sort of relationship in the U.S. that could facilitate uptake and so forth? I -- there may in fact be, but I think what we're focused on right now with Ampreloxetine is in fact the design of a very efficient study to get this -- get this product to MSA patients as fast as possible because, as I mentioned, they do not have a durable, safe, effective treatment that treats their NOH, so.

Joseph Stringer^ Great. Thank you for taking our question.

Operator^ Thank you. Our next question will come from Tazeen Ahmad with Bank of America. Your line is now open.

Tazeen Ahmad^ Hi, guys. Thanks for taking my question, and congrats on the deal. A lot of my questions had been asked, but maybe to nuance a little bit, what made you decide that this was the right deal to be doing at this time?

And what do you think the most obvious advantage for the Company will be in the nearer-term? Is it that you have the ability to have more freedom to focus on other parts of your pipeline now or is it a pull forward of plans that you already had in place that maybe were constrained with in the past for financial reasons were pursuing?

Rick Winningham^ No, I think the significance of the deal for Theravance is that it allows us to capture a significant amount of value for the asset that we had in rights to the TRELEGY royalties, and to capture that value at $1.1 billion upfront, keeping the midterm value capture in tact for us with the $250 million in milestones, and then the long-term value capture with the outer year royalties, which we estimate based on a consensus to be worth approximately $200 million.

The upfront cash payment allows us to de-lever and eliminate the TRELEGY-[Royalty notes]. We’ll facilitate the tender offer for the convertible debt and leave us in a terrific capitalized position to return capital to shareholders.

We’ve already taken significant action to take expenses out of our business, and we’re not changing our expense guidance here for 2022, and the focus of the Company is going to be remaining on growing YUPELRI. And now with the capital provided by Royalty Pharma progressing Ampreloxetine into a final step towards registration for MSA patients. So that’s really – Tazeen, thanks for the question. That’s really the rationale behind the transaction and why to do the transaction now.

Tazeen Ahmad^ Thanks.

Andrew Hindman^ The only thing I would add…

Tazeen Ahmad^ Okay (inaudible).

Andrew Hindman^ The only thing I would add, Tazeen, is – yes, the only thing I would add is we’ve been – we’ve been pretty transparent with the streets, getting a lot of questions on why don't you monetize TRELEGY over the course of last say 18 months.

And we believe that we have struck the balance on optimizing value. We ran a competitive process. RP did distinguish itself not only on the quantum of [MSA] the structuring around TRELEGY but also on Ampreloxetine. So we’re really – we’re really happy with the outcome here.

Tazeen Ahmad^ Okay, and then maybe just one question. In terms of the size of your R&D organization, just can you remind us what portion of the Company is focused directly on R&D at this time, and do you have plans to add people, scientists to the Company? Thanks.

Rick Winningham^ No. I think our plans for any additions are quite limited. The R&D organization broadly, I don't know, it takes up maybe 50% of our – 40%, 50% of our headcount, including the medical group and the support to – the support to YUPELRI.

So that’s – we’ve got a terrifically-talent R&D group that just finished really preparing and then executing an excellent meeting with the FDA, and we look to capitalize on the people with the people that we’ve got, and I think adding significant additions will be relatively minor.

Tazeen Ahmad^ OK, thank you.

Operator^ Thank you. It appears we have no further questions on the phone. I’d now like to turn the conference back to Mr. Winningham. Please go ahead, sir.

Rick Winningham^ Yes. I’d just like to thank you for joining us today. We’re terrifically pleased with the outcome of the transaction. We believe that this does, in fact, create value for shareholders and will enable us to create greater value in the future for both shareholders and patients.

And as Andrew mentioned, optimize both the near-term cash flow of $1.1 billion coming in plus the investment in Ampreloxetine, the midterm value that we’re able to capture through milestones and the longer-term value through outer year royalties. So I thank everybody for joining us to share in this announcement. Please have a great day.

Operator^ This concludes today's conference call. We thank you for your participation. You may now disconnect.